EntrepreneurShares Series Trust

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

February 27, 2014

VIA EDGAR TRANSMISSION

Ms. Fettig

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re: EntrepreneurShares Series Trust (the “Trust”)

Dear Ms. Fettig:

This correspondence is being filed in response to the Staff’s oral comments provided to David Cragg of EntrepreneurShares LLC on January 17, 2014. For your convenience, the Staff’s comments are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.	The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;
2.	The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and
3.	The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Fund’s responses to your comments are as follows:

1: The Staff notes that pursuant to N1-A Item 27(b)(7)(i) the shareholder letter is required to discuss factors that materially affect investment performance. Items discussed in the shareholder letter must reflect what is stated in subsequent pages of the annual/semi-annual report.

Future shareholder letters will be thoroughly reviewed by our CCO and VP Operations to ensure completeness and responsiveness. Future letters will generally provide a more in depth discussion of factors that materially affect performance.

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2: The Staff notes that the wording of the Expense Example included within Form N-CSR, as filed on September 6, 2013, does not discuss that shareholders may be subject to transaction costs, specifically a redemption fee.

Future filings will include the discussion of transactions costs in the Expense Example narrative. Future filings will read "As a shareholder of EntrepreneurShares Global Fund and EntrepreneurShares US All Cap Fund (the “Funds”), you incur two types of costs: (1) transaction costs, including redemption fees on shares held less than 5 days; and (2) ongoing costs, including investment advisory fees, distribution and/or shareholder servicing fees, and other expenses for the Funds, which are indirectly paid by shareholders."

3:  The Staff notes that the Schedule of Investments does not disclose the share class for money markets held by the Funds.

Future filings will disclose the share class of money market funds held by the Funds.

4:  The Staff notes that the Statement of Assets and Liabilities does not indicate that redemption price per share may not be the same as the NAV because it may be affected by length of time held due to redemption fees.

Future filings will include a footnote to the Funds' Net Asset Value, Offering and Redemption Price Per Share stating, "If applicable, redemption price per share may be reduced by a 2.00% redemption fee for shares redeemed within five days of purchase".

5: The Staff notes that the Notes to Financial Statements do not include sufficient discussion regarding Foreign Currency Transactions, specifically the Funds must disclose whether or not they isolate the results of operations from changes in foreign currency translation.

Future filings will contain disclosure stating how the Funds report realized gains and losses on foreign currency translation.  The filings will contain the disclosure "The Funds isolate portions of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.  Such fluctuations are reflected as net realized and unrealized gain or loss on foreign currency translation."

6:  The Staff notes that Expense Limitation Agreement disclosure in the annual report to shareholders is not sufficient. Specifically, it should clarify that expenses can only be recouped up to the cap that was in place at the time the fees were waived.

The investment advisory agreement footnote to the financial statements on future filings will clarify that the adviser may only recoup previously waived expenses up to the level that was in place at the time the fee waiver was granted.  The following disclosure will be added: "Weston Capital Advisors shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its advisory fee or otherwise) in later periods to the extent that the Global Fund’s expenses fall below the annual rates set forth above, given that such rate is not greater than the rate that was in place at the time of the waiver, provided, however, that the that the Global Fund is not obligated to pay any such reimbursed fees more than three years after the end of the fiscal year in which the expense was borne by Weston Capital Advisor."

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7: The Staff notes that the tax footnotes in the annual report to shareholders show a return of capital paid in 2012 that is not reflected on the Statement of Changes and Financial Highlights.

The Trust acknowledges that the EntrepreneurShares Global Fund paid an immaterial de minimis return of capital in 2012 and such distribution was not stated separately in the Statement of Changes in Net Assets.  Future filings will contain a footnote in the Fund's financial highlights that states that the distribution made to shareholders contained a return of capital of less than $0.01 for the fiscal year 2012.

8: The Staff notes that the form NSAR, as filed on August 28, 2013, was amended without sufficient explanation.

        1) The Trust's form NSAR which was filed on August 28, 2013 was re-filed as an amended filing on September 18, 2013 due to the fact that the original filing was submitted as a "confirming copy".  The Fund's administrator communicated the issue by telephone to the SEC to seek guidance on how to correct the filing.  Per guidance received [by telephone] from the SEC, the Fund filed an amended filing, along with an explanatory letter via EDGAR transmission.  A copy of the letter is attached hereto.

        2) The Trust acknowledges that the NSAR Report on Internal Control was dated August 28, 2013 and the Report of the Independent Public Accountant on Form N-CSR was dated August 29, 2013.  The date of August 29, 2013 in the annual report to shareholders filed with form N-CSR was a typographical error.  The opinion letter issued by the Trust's Independent Public Accountant was dated October 28, 2013.  The consent issued for the Trust's N1/A registration statement update filed on October 25, 2013 also references the opinion dated August 28, 2013.

9: The Staff notes that in form N-CSR the Fund incorporates the Code of Ethics by reference to a previous N-CSR filing, which is not allowed. In addition, the Staff notes that the tax fee disclosures in Item 4c require more detail about tax services provided.

        1) Please note that the Fund has previously filed its Code of Ethics for Item 2 of Form N-CSR as "Incorporated by Reference" to a previous filing.  On future filings, the Fund will undertake to provide any person, without charge, a copy of its Code of Ethics by calling the Fund's shareholder servicing line.

        2) The Fund currently discloses that Tax Services "refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning”. Future filings will contain an enhanced discussion explaining that tax compliance services "include review of excise tax calculations and annual distribution requirements."

10: The Staff notes that some N-CSR's for semi annuals were filed as N-CSR, rather than NCSR-S:

The Trust will correct this oversight in future filings. The EDGAR filers have been made aware of this issue and will be reminded when filings are sent in the future.

11: The Staff notes that in the Form NPX filed on August 27, 2013 does not disclose whether the matter was proposed by the issuer or by a shareholder. In addition, Form NPX did not disclose whether the vote was cast for or against management’s recommendation.

In future filings, the Form NPX will show whether the voting matter was proposed by the issuer or by a shareholder. In addition, Form NPX will include a column showing whether or not vote was cast for or against management’s recommendation.

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12: The Staff notes that the Prospectus, as filed on November 1, 2013, does not state whether Acquired Fund Fees and Expenses reflects the fees and expenses of BDC’s held by the Fund.

The Trust confirms that the Acquired Fund Fees and Expenses disclosed on the Trust's prospectus dated November 1, 2013 reflects the fees and expenses of the Business Development Companies (BDC's) held by the Fund.

If you have any additional questions or require further information, please contact David Cragg.

Sincerely,

Joel Shulman

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U.S. Bancorp Fund Services, LLC

615 East Michigan Avenue

Milwaukee, Wisconsin 53202

September 5, 2013

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	EntrepreneurShares Series Trust (the “Trust”) File No.: 811-22436 Resubmission of N-SAR Filing for the Trust

Dear Sir or Madam:

This N-SAR filing is being performed to correct a filing error that was recently discovered. On 8/28/2013, an N-SAR was filed with the SEC (see Accession Number 0001325358-13-000364); however apparently the N-SAR was submitted as a “confirming copy” rather than as an effective submission due to a technical coding error set by our software vendor. We understand that the “confirming copy” is not an effective filing and therefore the SEC does not deem the Trust to have successfully completed the referenced filing. Per instructions from Investment Management staff at the SEC, we are resubmitting the original N-SAR filing to remedy the matter.

If you have any questions, concerning the foregoing, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.

For U.S. Bancorp Fund Services, LLC